Exhibit 2.4
AMENDING AGREEMENT
     THIS AMENDING AGREEMENT made the 12th day of January, 2006
B E T W E E N:
INCO LIMITED,
a corporation existing under the laws
of Canada,

(hereinafter called the “Offeror”),
- and -
FALCONBRIDGE LIMITED,
a corporation existing under the laws
of the Province of Ontario,
(hereinafter called the “Company”).
     WHEREAS the Offeror mailed the Offer dated October 24, 2005 to purchase all outstanding Common Shares of the Company (the “Original Offer”) in accordance with section 1.1(b) of the Support Agreement dated October 10, 2005 entered into between the Offeror and the Company (the “Support Agreement”);
     AND WHEREAS the Original Offer provided for an initial expiry time of 8:00 p.m. (Toronto time) on December 23, 2005 (the “Initial Expiry Time”) and, by notice of extension dated December 14, 2005, the Offeror extended the expiry time of the Offer to 8:00 p.m. (Toronto time) on January 27, 2006;
     AND WHEREAS the Offeror proposes to extend the expiry time of the Offer further as a result of the status of the Competition Clearance Conditions (as defined in the Support Agreement);
     NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:
1.	Amendments to the Support Agreement
(a)	The Offeror and the Company agree that subsection 1.1(c) of the Support Agreement is hereby amended by deleting the reference to 60 days in clause (i) of subsection 1.1(c) and substituting therefor a reference to 120 days and, accordingly, the second sentence of subsection 1.1(c) shall now read as follows:

“If the conditions set forth in paragraph (b) of Schedule A to this Agreement (the “Competition Clearance Conditions”) have not been satisfied or waived by the Initial Expiry Time, the Offeror agrees that it will extend the Offer through one or more extensions for such number of days as does not exceed the lesser of: (i) an additional 120 days; and (ii) such number of days as is required for the Competition Clearance Conditions to be satisfied.”

(b)	Subsection 6.1(h) is hereby amended by adding the words “and the Expiry Time” at the end of such subsection and, accordingly, subsection 6.1(h) shall now read as follows:

“(h) by the Offeror, if the Company is in default of any covenants or obligations under this Agreement or if any representation or warranty of the Company under this Agreement shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is within 30 days from the date of notice of such breach and the Expiry Time;”
2.	Confirmation of Support Agreement
     The Offeror and the Company hereby confirm that the Support Agreement remains in full force and effect, unamended except as provided for in this Amending Agreement.
3.	Counterparts
     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

     IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

INCO LIMITED
By:	/s/ Scott M. Hand
	Name:	Scott M. Hand
	Title:	Chairman and Chief Executive Officer

By:	/s/ Stuart F. Feiner
	Name:	Stuart F. Feiner
	Title:	Executive Vice-President, General Counsel and Secretary

FALCONBRIDGE LIMITED
By:	/s/ J.A. Snow
	Name:	J.A Snow
	Title:	Senior Vice-President

By:	/s/ Stephen Young
	Name:	Stephen Young
	Title:	Secretary